SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Calvert High Income Municipal Term Trust

Address of Principal Business Office:

1825 Connecticut Avenue NW, Suite 400

Washington, DC 20009

Telephone Number: (202) 238-2200

Name and address of agent for service of process:

Maureen A. Gemma

Two International Place

Boston, MA 02110

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [ X ] NO [ ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Lyle and State of Washington on the 10th of July, 2020.

CALVERT HIGH INCOME MUNICIPAL TERM TRUST

By:	/s/ John H. Streur
John H. Streur
President

Attest:	/s/ Maureen A. Gemma
Maureen A. Gemma
Secretary